082-34917

MTU Aero Engines

RECEIVED
2008 OCT 14 A 9:44

SUPPL

BY COURIER

[redacted]

08005367

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

Munich, October 7, 2008

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of securities transactions by a member of the management board, dated September 12, 2008

2) Notification of securities transactions by a member of the management board, dated September 12, 2008

3) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on September 25, 2008

4) Notification of securities transactions by a member of the management board, dated October 6, 2008

5) Notification of securities transactions by a member of the management board, dated October 6, 2008

6) Press release

PROCESSED
OCT 16 2008
THOMSON REUTERS

10/14

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 157206
VAT REG No.: DE 814400965

Bank Details:
Deutsche Bank AG, Munich
Bank Sorting Code: 700 700 10
Bank Account: 194 13 01

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt

MTU Aero Engines

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Freitag, 12. September 2008 16:12

An: FERINO, Petra; FISCHER, Christiane

Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

2008 OCT 14 A 9:44


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Winkler
Vorname: Reiner
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 09.09.2008
Kurs/Preis: 25,49
Währung: EUR
Stückzahl: 30000,00
Gesamtvolumen: 764700,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 12.09.2008

Finanznachrichten übermittelt durch die DGAP
ID 7143

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Winkler
First name: Reiner
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 09.09.2008
Price: 25.49
Currency: EUR
No. of items: 30000.00
Total amount traded: 764700.00
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 12.09.2008

Financial News transmitted by DGAP
ID 7143

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

	Verbreitungssystem / News wire	Einspeisung / Release
	Bloomberg	12.09.2008 16:09
	Thomson Reuters	12.09.2008 16:09
vwd:	vwd	12.09.2008 16:09

Medium / Media	Zuleitung / Distribution
Dow Jones	12.09.2008 16:09
dpa-afx	12.09.2008 16:09
dgap.de	12.09.2008 16:09
FTD	12.09.2008 16:09

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	12.09.2008 16:09
Belgien	De Tijd	12.09.2008 16:09
Belgien	Belga	12.09.2008 16:09
Bulgarien	Pari	12.09.2008 16:09
Bulgarien	econ.bg	12.09.2008 16:09
Bulgarien	BTA	12.09.2008 16:09
Dänemark	Borsen	12.09.2008 16:09
Dänemark	ErhvervsBladet	12.09.2008 16:09
Dänemark	NASDAQ OMX Group	12.09.2008 16:09
Estland	Postimees	12.09.2008 16:09
Estland	Eesti Ekspress	12.09.2008 16:09
Estland	BNS	12.09.2008 16:09
Finnland	Kauppalehti Oy	12.09.2008 16:09
Finnland	Helsingin Sanomat	12.09.2008 16:09
Finnland	NASDAQ OMX Group	12.09.2008 16:09
Frankreich	Les Echos	12.09.2008 16:09

Frankreich	boursier.com	12.09.2008 16:09
Frankreich	AFP	12.09.2008 16:09
Griechenland	Express	12.09.2008 16:09
Griechenland	Reporter.gr	12.09.2008 16:09
Griechenland	ANA	12.09.2008 16:09
Großbritannien	The Financial Times	12.09.2008 16:09
Großbritannien	FT.com	12.09.2008 16:09
Großbritannien	Press Association	12.09.2008 16:09
Irland	Irish Independent	12.09.2008 16:09
Irland	The Irish Times	12.09.2008 16:09
Irland	Press Association	12.09.2008 16:09
Island	Vidskiptabladid	12.09.2008 16:09
Island	mbl.is	12.09.2008 16:09
Island	NASDAQ OMX Group	12.09.2008 16:09
Italien	Il Sole 24 Ore	12.09.2008 16:09
Italien	AGI	12.09.2008 16:09
Italien	ilsole24ore.com	12.09.2008 16:09
Kroatien	Poslovni dnevnik	12.09.2008 16:09
Kroatien	Banka magazine	12.09.2008 16:09
Kroatien	Hina	12.09.2008 16:09
Lettland	Dienas Bizness	12.09.2008 16:09
Lettland	FinanceNet	12.09.2008 16:09
Lettland	BNS	12.09.2008 16:09
Liechtenstein	Liechtensteiner Volksblatt	12.09.2008 16:09

Liechtenstein	Radio Liechtenstein	12.09.2008 16:09
Litauen	Verslo Zinios	12.09.2008 16:09
Litauen	BNS	12.09.2008 16:09
Litauen	vz.lt	12.09.2008 16:09
Luxemburg	Luxemburger Wort	12.09.2008 16:09
Luxemburg	wort.lu	12.09.2008 16:09
Malta	Independent	12.09.2008 16:09
Malta	The Times of Malta	12.09.2008 16:09
Niederlande	Financieele Dagblad	12.09.2008 16:09
Niederlande	IEX.nl	12.09.2008 16:09
Niederlande	ANP	12.09.2008 16:09
Norwegen	aftenposten.no	12.09.2008 16:09
Norwegen	Aftenposten	12.09.2008 16:09
Norwegen	NTB	12.09.2008 16:09
Polen	Gazeta Prawna	12.09.2008 16:09
Polen	Parkiet	12.09.2008 16:09
Polen	PAP	12.09.2008 16:09
Portugal	Expresso	12.09.2008 16:09
Portugal	Lusa	12.09.2008 16:09
Portugal	Diario Economico	12.09.2008 16:09
Rumänien	Capital	12.09.2008 16:09
Rumänien	Ziarul financiar	12.09.2008 16:09
Rumänien	Rompres	12.09.2008 16:09
Schweden	Dagens Industri	12.09.2008 16:09

Schweden	e24	12.09.2008 16:09
Schweden	TT	12.09.2008 16:09
Schweiz	AWP	12.09.2008 16:09
Schweiz	Finanz und Wirtschaft	12.09.2008 16:09
Schweiz	finanzinfo.ch	12.09.2008 16:09
Skandinavien / Baltikum	NASDAQ OMX Group	12.09.2008 16:09
Slowakei	Hospodarske noviny	12.09.2008 16:09
Slowakei	oPeniazoch	12.09.2008 16:09
Slowakei	TASR	12.09.2008 16:09
Slowenien	Finance	12.09.2008 16:09
Slowenien	Kapital (not daily)	12.09.2008 16:09
Slowenien	STA	12.09.2008 16:09
Spanien	La Gacetta	12.09.2008 16:09
Spanien	CincoDias	12.09.2008 16:09
Spanien	EFE	12.09.2008 16:09
Tschechische Republik	Hospodarske Noviny	12.09.2008 16:09
Tschechische Republik	hn.ihned.cz	12.09.2008 16:09
Tschechische Republik	CTK	12.09.2008 16:09
Ungarn	MTI	12.09.2008 16:09
Ungarn	magyartokepiac.hu	12.09.2008 16:09
Ungarn	Magyar Tokepiac	12.09.2008 16:09
Zypern	xak.com	12.09.2008 16:09
Zypern	CNA	12.09.2008 16:09
Zypern	Financial Mirror	12.09.2008 16:09

	Österreich	WirtschaftsBlatt	12.09.2008 16:09
	Österreich	wirtschaftsblatt.at	12.09.2008 16:09
	Österreich	APA	12.09.2008 16:09

FERINO, Petra

RECEIVED
2008 OCT 14 A 9:44

Von: newsroom@dgap.de
Gesendet: Freitag, 12. September 2008 16:17
An: FERINO, Petra; FISCHER, Christiane
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Winkler
Vorname: Reiner
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 10.09.2008
Kurs/Preis: 25,51
Währung: EUR
Stückzahl: 30000,00
Gesamtvolumen: 765300,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 12.09.2008

Finanznachrichten übermittelt durch die DGAP
ID 7144

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Winkler
First name: Reiner
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 10.09.2008
Price: 25.51
Currency: EUR
No. of items: 30000.00
Total amount traded: 765300.00
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 12.09.2008

Financial News transmitted by DGAP
ID 7144

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire		Einspeisung / Release
	Bloomberg	12.09.2008 16:14
	Thomson Reuters	12.09.2008 16:14
vwd:	vwd	12.09.2008 16:14

Medium / Media	Zuleitung / Distribution
Dow Jones	12.09.2008 16:14
dpa-afx	12.09.2008 16:14
dgap.de	12.09.2008 16:14
FTD	12.09.2008 16:14

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	12.09.2008 16:14
Belgien	De Tijd	12.09.2008 16:14
Belgien	Belga	12.09.2008 16:14
Bulgarien	Pari	12.09.2008 16:14
Bulgarien	econ.bg	12.09.2008 16:14
Bulgarien	BTA	12.09.2008 16:14
Dänemark	Borsen	12.09.2008 16:14
Dänemark	ErhvervsBladet	12.09.2008 16:14
Dänemark	NASDAQ OMX Group	12.09.2008 16:14
Estland	Postimees	12.09.2008 16:14
Estland	Eesti Ekspress	12.09.2008 16:14
Estland	BNS	12.09.2008 16:14
Finnland	Kauppalehti Oy	12.09.2008 16:14
Finnland	Helsingin Sanomat	12.09.2008 16:14
Finnland	NASDAQ OMX Group	12.09.2008 16:14
Frankreich	Les Echos	12.09.2008 16:14

Frankreich	boursier.com	12.09.2008 16:14
Frankreich	AFP	12.09.2008 16:14
Griechenland	Express	12.09.2008 16:14
Griechenland	Reporter.gr	12.09.2008 16:14
Griechenland	ANA	12.09.2008 16:14
Großbritannien	The Financial Times	12.09.2008 16:14
Großbritannien	*FT.com*	*12.09.2008 16:14*
Großbritannien	Press Association	12.09.2008 16:14
Irland	Irish Independent	12.09.2008 16:14
Irland	The Irish Times	12.09.2008 16:14
Irland	Press Association	12.09.2008 16:14
Island	Vidskiptabladid	12.09.2008 16:14
Island	mbl.is	12.09.2008 16:14
Island	NASDAQ OMX Group	12.09.2008 16:14
Italien	Il Sole 24 Ore	12.09.2008 16:14
Italien	AGI	12.09.2008 16:14
Italien	ilsole24ore.com	12.09.2008 16:14
Kroatien	Poslovni dnevnik	12.09.2008 16:14
Kroatien	Banka magazine	12.09.2008 16:14
Kroatien	Hina	12.09.2008 16:14
Lettland	Dienas Bizness	12.09.2008 16:14
Lettland	FinanceNet	12.09.2008 16:14
Lettland	BNS	12.09.2008 16:14
Liechtenstein	Liechtensteiner Volksblatt	12.09.2008 16:14

	Liechtenstein	Radio Liechtenstein	12.09.2008 16:14
	Litauen	Verslo Zinios	12.09.2008 16:14
	Litauen	BNS	12.09.2008 16:14
	Litauen	vz.lt	12.09.2008 16:14
	Luxemburg	Luxemburger Wort	12.09.2008 16:14
	Luxemburg	wort.lu	12.09.2008 16:14
	Malta	Independent	12.09.2008 16:14
	Malta	The Times of Malta	12.09.2008 16:14
	Niederlande	Financieele Dagblad	12.09.2008 16:14
	Niederlande	IEX.nl	12.09.2008 16:14
	Niederlande	ANP	12.09.2008 16:14
	Norwegen	aftenposten.no	12.09.2008 16:14
	Norwegen	Aftenposten	12.09.2008 16:14
	Norwegen	NTB	12.09.2008 16:14
	Polen	Gazeta Prawna	12.09.2008 16:14
	Polen	Parkiet	12.09.2008 16:14
	Polen	PAP	12.09.2008 16:14
	Portugal	Expresso	12.09.2008 16:14
	Portugal	Lusa	12.09.2008 16:14
	Portugal	Diario Economico	12.09.2008 16:14
	Rumänien	Capital	12.09.2008 16:14
	Rumänien	Ziarul financiar	12.09.2008 16:14
	Rumänien	Rompres	12.09.2008 16:14
	Schweden	Dagens Industri	12.09.2008 16:14

	Schweden	e24	12.09.2008 16:14
	Schweden	TT	12.09.2008 16:14
	Schweiz	AWP	12.09.2008 16:14
	Schweiz	Finanz und Wirtschaft	12.09.2008 16:14
	Schweiz	finanzinfo.ch	12.09.2008 16:14
	Skandinavien / Baltikum	NASDAQ OMX Group	12.09.2008 16:14
	Slowakei	Hospodarske noviny	12.09.2008 16:14
	Slowakei	oPeniazoch	12.09.2008 16:14
	Slowakei	TASR	12.09.2008 16:14
	Slowenien	Finance	12.09.2008 16:14
	Slowenien	Kapital (not daily)	12.09.2008 16:14
	Slowenien	STA	12.09.2008 16:14
	Spanien	La Gacetta	12.09.2008 16:14
	Spanien	CincoDias	12.09.2008 16:14
	Spanien	EFE	12.09.2008 16:14
	Tschechische Republik	Hospodarske Noviny	12.09.2008 16:14
	Tschechische Republik	hn.ihned.cz	12.09.2008 16:14
	Tschechische Republik	CTK	12.09.2008 16:14
	Ungarn	MTI	12.09.2008 16:14
	Ungarn	magyartokepiac.hu	12.09.2008 16:14
	Ungarn	Magyar Tokepiac	12.09.2008 16:14
	Zypern	xak.com	12.09.2008 16:14
	Zypern	CNA	12.09.2008 16:14
	Zypern	Financial Mirror	12.09.2008 16:14

Österreich	WirtschaftsBlatt	12.09.2008 16:14
Österreich	wirtschaftsblatt.at	12.09.2008 16:14
Österreich	APA	12.09.2008 16:14

FERINO, Petra

2008 OCT 14 A 9:44

Von: newsroom@dgap.de
Gesendet: Donnerstag, 25. September 2008 16:48
An: FERINO, Petra; FISCHER, Christiane
Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement

EquityStory.AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

-

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

25.09.2008

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

25.09.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Franklin Templeton Investments mit Sitz in Fort Lauderdale, Florida, USA, hat uns mit Schreiben vom 24. September 2008 folgendes mitgeteilt:

Franklin Templeton Institutional, LLC, New York, USA, hereby gives notice pursuant to Section 21 (1) WpHG that its share of the total voting rights in MTU Aero Engines Holding AG, Munich, Germany, has exceeded the threshold of 3% on 22 September, 2008 when voting rights reached 3.10% which totals to 1,610,400 voting shares. All of these voting rights were attributable to us under Section 22 paragraph 1 sent. 1 No 6 WpHG. At the present time, no individual fund or series fund managed by Franklin Templeton Institutional, LLC, holds 3% or more of the total voting rights in MTU Aero Engines Holding AG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire		Einspeisung / Release
	Bloomberg	25.09.2008 16:46
	Thomson Reuters	25.09.2008 16:46
vwd:	vwd	25.09.2008 16:46

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	25.09.2008 16:46
	dpa-afx	25.09.2008 16:46
	dgap.de	25.09.2008 16:46
	FTD	25.09.2008 16:46

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	25.09.2008 16:46
Belgien	De Tijd	25.09.2008 16:46
Belgien	Belga	25.09.2008 16:46
Bulgarien	Pari	25.09.2008 16:46
Bulgarien	*econ.bg*	25.09.2008 16:46
Bulgarien	BTA	25.09.2008 16:46
Dänemark	Borsen	25.09.2008 16:46
Dänemark	ErhvervsBladet	25.09.2008 16:46
Dänemark	NASDAQ OMX Group	25.09.2008 16:46
Estland	Postimees	25.09.2008 16:46
Estland	Eesti Ekspress	25.09.2008 16:46
Estland	BNS	25.09.2008 16:46

Finnland	Kauppalehti Oy	25.09.2008 16:46
Finnland	Helsingin Sanomat	25.09.2008 16:46
Finnland	NASDAQ OMX Group	25.09.2008 16:46
Frankreich	Les Echos	25.09.2008 16:46
Frankreich	boursier.com	25.09.2008 16:46
Frankreich	AFP	25.09.2008 16:46
Griechenland	Express	25.09.2008 16:46
Griechenland	Reporter.gr	25.09.2008 16:46
Griechenland	ANA	25.09.2008 16:46
Großbritannien	The Financial Times	25.09.2008 16:46
Großbritannien	FT.com	25.09.2008 16:46
Großbritannien	Press Association	25.09.2008 16:46
Irland	Irish Independent	25.09.2008 16:46
Irland	The Irish Times	25.09.2008 16:46
Irland	Press Association	25.09.2008 16:46
Island	Vidskiptabladid	25.09.2008 16:46
Island	mbl.is	25.09.2008 16:46
Island	NASDAQ OMX Group	25.09.2008 16:46
Italien	Il Sole 24 Ore	25.09.2008 16:46
Italien	AGI	25.09.2008 16:46
Italien	ilsole24ore.com	25.09.2008 16:46
Kroatien	Poslovni dnevnik	25.09.2008 16:46
Kroatien	Banka magazine	25.09.2008 16:46
Kroatien	Hina	25.09.2008 16:46

Lettland	Dienas Bizness	25.09.2008 16:46
Lettland	FinanceNet	25.09.2008 16:46
Lettland	BNS	25.09.2008 16:46
Liechtenstein	Liechtensteiner Volksblatt	25.09.2008 16:46
Liechtenstein	Radio Liechtenstein	25.09.2008 16:46
Litauen	Verslo Zinios	25.09.2008 16:46
Litauen	BNS	25.09.2008 16:46
Litauen	vz.lt	25.09.2008 16:46
Luxemburg	Luxemburger Wort	25.09.2008 16:46
Luxemburg	wort.lu	25.09.2008 16:46
Malta	Independent	25.09.2008 16:46
Malta	The Times of Malta	25.09.2008 16:46
Niederlande	Financieele Dagblad	25.09.2008 16:46
Niederlande	IEX.nl	25.09.2008 16:46
Niederlande	ANP	25.09.2008 16:46
Norwegen	aftenposten.no	25.09.2008 16:46
Norwegen	Aftenposten	25.09.2008 16:46
Norwegen	NTB	25.09.2008 16:46
Polen	Gazeta Prawna	25.09.2008 16:46
Polen	Parkiet	25.09.2008 16:46
Polen	PAP	25.09.2008 16:46
Portugal	Expresso	25.09.2008 16:46
Portugal	Lusa	25.09.2008 16:46
Portugal	Diario Economico	25.09.2008 16:46

Rumänien	Capital	25.09.2008 16:46
Rumänien	Ziarul financiar	25.09.2008 16:46
Rumänien	Rompres	25.09.2008 16:46
Schweden	Dagens Industri	25.09.2008 16:46
Schweden	e24	25.09.2008 16:46
Schweden	TT	25.09.2008 16:46
Schweiz	AWP	25.09.2008 16:46
Schweiz	Finanz und Wirtschaft	25.09.2008 16:46
Schweiz	finanzinfo.ch	25.09.2008 16:46
Skandinavien / Baltikum	NASDAQ OMX Group	25.09.2008 16:46
Slowakei	Hospodarske noviny	25.09.2008 16:46
Slowakei	oPeniazoch	25.09.2008 16:46
Slowakei	TASR	25.09.2008 16:46
Slowenien	Finance	25.09.2008 16:46
Slowenien	Kapital (not daily)	25.09.2008 16:46
Slowenien	STA	25.09.2008 16:46
Spanien	La Gacetta	25.09.2008 16:46
Spanien	CincoDias	25.09.2008 16:46
Spanien	EFE	25.09.2008 16:46
Tschechische Republik	Hospodarske Noviny	25.09.2008 16:46
Tschechische Republik	hn.ihned.cz	25.09.2008 16:46
Tschechische Republik	CTK	25.09.2008 16:46
Ungarn	MTI	25.09.2008 16:46
Ungarn	magyartokepiac.hu	25.09.2008 16:46

Ungarn	Magyar Tokepiac	25.09.2008 16:46
Zypern	xak.com	25.09.2008 16:46
Zypern	CNA	25.09.2008 16:46
Zypern	Financial Mirror	25.09.2008 16:46
Österreich	WirtschaftsBlatt	25.09.2008 16:46
Österreich	wirtschaftsblatt.at	25.09.2008 16:46
Österreich	APA	25.09.2008 16:46

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Montag, 6. Oktober 2008 16:40
An: FERINO, Petra; FISCHER, Christiane
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

2008 OCT 14 A 9:44

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Martens
Vorname: Dr. Rainer
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 30.09.2008
Kurs/Preis: 19,00
Währung: EUR
Stückzahl: 500
Gesamtvolumen: 9500,00
Ort: Stuttgart

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 06.10.2008

Finanznachrichten übermittelt durch die DGAP
ID 7394

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Martens
First name: Dr. Rainer
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 30.09.2008
Price: 19.00
Currency: EUR
No. of items: 500
Total amount traded: 9500.00
Place: Stuttgart

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 06.10.2008

Financial News transmitted by DGAP
ID 7394

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

	Verbreitungssystem / News wire	Einspeisung / Release
	Bloomberg	06.10.2008 16:37
	Thomson Reuters	06.10.2008 16:37
vwd:	vwd	06.10.2008 16:37

Medium / Media		Zuleitung / Distribution
	Dow Jones	06.10.2008 16:37
	dpa-afx	06.10.2008 16:37
	dgap.de	06.10.2008 16:37
	FTD	06.10.2008 16:37

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	06.10.2008 16:37
Belgien	De Tijd	06.10.2008 16:37
Belgien	Belga	06.10.2008 16:37
Bulgarien	Pari	06.10.2008 16:37
Bulgarien	econ.bg	06.10.2008 16:37
Bulgarien	BTA	06.10.2008 16:37
Dänemark	Borsen	06.10.2008 16:37
Dänemark	ErhvervsBladet	06.10.2008 16:37
Dänemark	NASDAQ OMX Group	06.10.2008 16:37
Estland	Postimees	06.10.2008 16:37
Estland	Eesti Ekspress	06.10.2008 16:37
Estland	BNS	06.10.2008 16:37
Finnland	Kauppalehti Oy	06.10.2008 16:37
Finnland	Helsingin Sanomat	06.10.2008 16:37
Finnland	NASDAQ OMX Group	06.10.2008 16:37
Frankreich	Les Echos	06.10.2008 16:37

Frankreich	boursier.com	06.10.2008 16:37
Frankreich	AFP	06.10.2008 16:37
Griechenland	Express	06.10.2008 16:37
Griechenland	Reporter.gr	06.10.2008 16:37
Griechenland	ANA	06.10.2008 16:37
Großbritannien	The Financial Times	06.10.2008 16:37
Großbritannien	FT.com	06.10.2008 16:37
Großbritannien	Press Association	06.10.2008 16:37
Irland	Irish Independent	06.10.2008 16:37
Irland	The Irish Times	06.10.2008 16:37
Irland	Press Association	06.10.2008 16:37
Island	Vidskiptabladid	06.10.2008 16:37
Island	mbl.is	06.10.2008 16:37
Island	NASDAQ OMX Group	06.10.2008 16:37
Italien	Il Sole 24 Ore	06.10.2008 16:37
Italien	AGI	06.10.2008 16:37
Italien	ilsole24ore.com	06.10.2008 16:37
Kroatien	Poslovni dnevnik	06.10.2008 16:37
Kroatien	Banka magazine	06.10.2008 16:37
Kroatien	Hina	06.10.2008 16:37
Lettland	Dienas Bizness	06.10.2008 16:37
Lettland	FinanceNet	06.10.2008 16:37
Lettland	BNS	06.10.2008 16:37
Liechtenstein	Liechtensteiner Volksblatt	06.10.2008 16:37

Liechtenstein	Radio Liechtenstein	06.10.2008 16:37
Litauen	Verslo Zinios	06.10.2008 16:37
Litauen	BNS	06.10.2008 16:37
Litauen	vz.lt	06.10.2008 16:37
Luxemburg	Luxemburger Wort	06.10.2008 16:37
Luxemburg	wort.lu	06.10.2008 16:37
Malta	Independent	06.10.2008 16:37
Malta	The Times of Malta	06.10.2008 16:37
Niederlande	Financieele Dagblad	06.10.2008 16:37
Niederlande	IEX.nl	06.10.2008 16:37
Niederlande	ANP	06.10.2008 16:37
Norwegen	aftenposten.no	06.10.2008 16:37
Norwegen	Aftenposten	06.10.2008 16:37
Norwegen	NTB	06.10.2008 16:37
Polen	Gazeta Prawna	06.10.2008 16:37
Polen	Parklet	06.10.2008 16:37
Polen	PAP	06.10.2008 16:37
Portugal	Expresso	06.10.2008 16:37
Portugal	Lusa	06.10.2008 16:37
Portugal	Diario Economico	06.10.2008 16:37
Rumänien	Capital	06.10.2008 16:37
Rumänien	Ziarul financiar	06.10.2008 16:37
Rumänien	Rompres	06.10.2008 16:37
Schweden	Dagens Industri	06.10.2008 16:37

	Schweden	e24	06.10.2008 16:37
	Schweden	TT	06.10.2008 16:37
	Schweiz	AWP	06.10.2008 16:37
	Schweiz	Finanz und Wirtschaft	06.10.2008 16:37
	Schweiz	finanzinfo.ch	06.10.2008 16:37
	Skandinavien / Baltikum	NASDAQ OMX Group	06.10.2008 16:37
	Slowakei	Hospodarske noviny	06.10.2008 16:37
	Slowakei	oPeniazoch	06.10.2008 16:37
	Slowakei	TASR	06.10.2008 16:37
	Slowenien	Finance	06.10.2008 16:37
	Slowenien	Kapital (not daily)	06.10.2008 16:37
	Slowenien	STA	06.10.2008 16:37
	Spanien	La Gacetta	06.10.2008 16:37
	Spanien	CincoDias	06.10.2008 16:37
	Spanien	EFE	06.10.2008 16:37
	Tschechische Republik	Hospodarske Noviny	06.10.2008 16:37
	Tschechische Republik	hn.ihned.cz	06.10.2008 16:37
	Tschechische Republik	CTK	06.10.2008 16:37
	Ungarn	MTI	06.10.2008 16:37
	Ungarn	magyartokepiac.hu	06.10.2008 16:37
	Ungarn	Magyar Tokepiac	06.10.2008 16:37
	Zypern	xak.com	06.10.2008 16:37
	Zypern	CNA	06.10.2008 16:37
	Zypern	Financial Mirror	06.10.2008 16:37

	Österreich	WirtschaftsBlatt	06.10.2008 16:37
	Österreich	wirtschaftsblatt.at	06.10.2008 16:37
	Österreich	APA	06.10.2008 16:37

FERINO, Petra

2008 OCT 14 A 9:44

Von: newsroom@dgap.de

Gesendet: Montag, 6. Oktober 2008 16:47

An: FERINO, Petra; FISCHER, Christiane

Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Martens
Vorname: Dr. Rainer
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 02.10.2008
Kurs/Preis: 20,35
Währung: EUR
Stückzahl: 500
Gesamtvolumen: 10175,00
Ort: Frankfurt

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 06.10.2008

Finanznachrichten übermittelt durch die DGAP
ID 7404

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Martens
First name: Dr. Rainer
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 02.10.2008
Price: 20.35
Currency: EUR
No. of items: 500
Total amount traded: 10175.00
Place: Frankfurt

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 06.10.2008

Financial News transmitted by DGAP
ID 7404

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

	Verbreitungssystem / News wire	Einspeisung / Release
	Bloomberg	06.10.2008 16:44
	Thomson Reuters	06.10.2008 16:44
vwd:	vwd	06.10.2008 16:44

Medium / Media	Zuleitung / Distribution
Dow Jones	06.10.2008 16:44
dpa-afx	06.10.2008 16:44
dgap.de	06.10.2008 16:44
FTD	06.10.2008 16:44

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	06.10.2008 16:44
Belgien	De Tijd	06.10.2008 16:44
Belgien	Belga	06.10.2008 16:44
Bulgarien	Pari	06.10.2008 16:44
Bulgarien	econ.bg	06.10.2008 16:44
Bulgarien	BTA	06.10.2008 16:44
Dänemark	Borsen	06.10.2008 16:44
Dänemark	ErhvervsBladet	06.10.2008 16:44
Dänemark	NASDAQ OMX Group	06.10.2008 16:44
Estland	Postimees	06.10.2008 16:44
Estland	Eesti Ekspress	06.10.2008 16:44
Estland	BNS	06.10.2008 16:44
Finnland	Kauppalehti Oy	06.10.2008 16:44
Finnland	Helsingin Sanomat	06.10.2008 16:44
Finnland	NASDAQ OMX Group	06.10.2008 16:44
Frankreich	Les Echos	06.10.2008 16:44

Frankreich	boursier.com	06.10.2008 16:44
Frankreich	AFP	06.10.2008 16:44
Griechenland	Express	06.10.2008 16:44
Griechenland	Reporter.gr	06.10.2008 16:44
Griechenland	ANA	06.10.2008 16:44
Großbritannien	The Financial Times	06.10.2008 16:44
Großbritannien	FT.com	06.10.2008 16:44
Großbritannien	Press Association	06.10.2008 16:44
Irland	Irish Independent	06.10.2008 16:44
Irland	The Irish Times	06.10.2008 16:44
Irland	Press Association	06.10.2008 16:44
Island	Vidskiptabladid	06.10.2008 16:44
Island	mbl.is	06.10.2008 16:44
Island	NASDAQ OMX Group	06.10.2008 16:44
Italien	Il Sole 24 Ore	06.10.2008 16:44
Italien	AGI	06.10.2008 16:44
Italien	ilsole24ore.com	06.10.2008 16:44
Kroatien	Poslovni dnevnik	06.10.2008 16:44
Kroatien	Banka magazine	06.10.2008 16:44
Kroatien	Hina	06.10.2008 16:44
Lettland	Dienas Bizness	06.10.2008 16:44
Lettland	FinanceNet	06.10.2008 16:44
Lettland	BNS	06.10.2008 16:44
Liechtenstein	Liechtensteiner Volksblatt	06.10.2008 16:44

Liechtenstein	Radio Liechtenstein	06.10.2008 16:44
Litauen	Verslo Zinios	06.10.2008 16:44
Litauen	BNS	06.10.2008 16:44
Litauen	vz.lt	06.10.2008 16:44
Luxemburg	Luxemburger Wort	06.10.2008 16:44
Luxemburg	wort.lu	06.10.2008 16:44
Malta	Independent	06.10.2008 16:44
Malta	The Times of Malta	06.10.2008 16:44
Niederlande	Financieele Dagblad	06.10.2008 16:44
Niederlande	IEX.nl	06.10.2008 16:44
Niederlande	ANP	06.10.2008 16:44
Norwegen	aftenposten.no	06.10.2008 16:44
Norwegen	Aftenposten	06.10.2008 16:44
Norwegen	NTB	06.10.2008 16:44
Polen	Gazeta Prawna	06.10.2008 16:44
Polen	Parkiet	06.10.2008 16:44
Polen	PAP	06.10.2008 16:44
Portugal	Expresso	06.10.2008 16:44
Portugal	Lusa	06.10.2008 16:44
Portugal	Diario Economico	06.10.2008 16:44
Rumänien	Capital	06.10.2008 16:44
Rumänien	Ziarul financiar	06.10.2008 16:44
Rumänien	Rompres	06.10.2008 16:44
Schweden	Dagens Industri	06.10.2008 16:44

Schweden	e24	06.10.2008 16:44
Schweden	TT	06.10.2008 16:44
Schweiz	AWP	06.10.2008 16:44
Schweiz	Finanz und Wirtschaft	06.10.2008 16:44
Schweiz	finanzinfo.ch	06.10.2008 16:44
Skandinavien / Baltikum	NASDAQ OMX Group	06.10.2008 16:44
Slowakei	Hospodarske noviny	06.10.2008 16:44
Slowakei	oPeniazoch	06.10.2008 16:44
Slowakei	TASR	06.10.2008 16:44
Slowenien	Finance	06.10.2008 16:44
Slowenien	Kapital (not daily)	06.10.2008 16:44
Slowenien	STA	06.10.2008 16:44
Spanien	La Gacetta	06.10.2008 16:44
Spanien	CincoDias	06.10.2008 16:44
Spanien	EFE	06.10.2008 16:44
Tschechische Republik	Hospodarske Noviny	06.10.2008 16:44
Tschechische Republik	hn.ihned.cz	06.10.2008 16:44
Tschechische Republik	CTK	06.10.2008 16:44
Ungarn	MTI	06.10.2008 16:44
Ungarn	magyartokepiac.hu	06.10.2008 16:44
Ungarn	Magyar Tokepiac	06.10.2008 16:44
Zypern	xak.com	06.10.2008 16:44
Zypern	CNA	06.10.2008 16:44
Zypern	Financial Mirror	06.10.2008 16:44

	Österreich	WirtschaftsBlatt	06.10.2008 16:44
	Österreich	wirtschaftsblatt.at	06.10.2008 16:44
	Österreich	APA	06.10.2008 16:44

MTU Aero Engines

RECEIVED

2008 OCT 14 A 9:44

www.mtu.de | September 26, 2008 | Print

MTU Aero Engines to cut costs: 50 million euros annually

2008 outlook reaffirmed
MRO restructuring on track

Munich, September 26, 2008 – MTU Aero Engines has launched a new cost-reduction initiative intended to save 50 million euros annually, the bulk of it already in 2010. This follows from an annnouncement MTU CEO Egon Behle made at today's Analyst and Investor Day the company held in Munich. Behle reaffirmed the company's 2008 forecast and expects MTU to remain on its profitable growth track even in a troubled market environment.

The new cost reduction program, dubbed Challenge 2010, is designed to enhance MTU's competitive position and prepare the company for a difficult market. By 2010, the initiative is expected to initially yield 25 to 30 million euros in savings; and as from 2011, 50 million euros a year. Behle explained: "This initiative will enduringly secure our competitiveness and cushion the impact of a slump, if it comes, and of volatile exchange rates. It will also off-set additional research and development expenditures as well as the cost of ramping up production of some new programs."

The MTU CEO emphasized that the cost savings primarily related to the entire production chain. The focus of the effort was to optimize product costs across MTU's major engine programs. Behle said: "Our focus is on simplifying product design, optimizing processes, improving technologies and materials, and trimming purchasing costs." He explained that currently these areas were being analyzed thoroughly. By year-end, a concrete roadmap would be in place. Implementation of the various measures would begin next year. Additionally, all MTU areas would contribute to cost optimization under the company's intensified continuous improvement program (CIP).

Behle further noted that the ongoing organizational and process-related adjustments in the company's MRO segment proceeded on schedule. "Its performance has stabilized and further improvements are being pursued."

MTU Aero Engines is Germany's leading engine manufacturer and ranks among the global players in the business. It operates affiliates in all significant markets and regions worldwide. In commercial engine manufacturing, MTU closely cooperates with the world's major engine manufacturers, General Electric, Pratt & Whitney, and Rolls-Royce. In the military arena, it is Germany's industrial lead company for practically all engines flown by the country's armed forces and an important partner in all major military programs in Europe. MTU is the largest independent provider of commercial aircraft engine maintenance services worldwide. Having carved out leading positions in engine technologies, MTU excels in high-pressure compressors, low-pressure turbines and engine control units, as well as manufacturing and repair techniques. In fiscal 2007, it had about 2.6 billion euros in sales. The company has a workforce of some 7,100 employees.

Contact for media representatives:

Eckhard Zanger
Senior Vice President, Corporate Communications and Investor Relations
Tel.: + 49 89 14 89-91 13
Fax: + 49 89 14 89-21 72

Eva Simon
Press Officer Finances
Tel.: +49 89 14 89-43 32
Fax: +49 89 14 89-87 57

Contacts for investors and analysts:

Inka Koljonen
Director Investor Relations
Tel.: + 49 89 14 89-83 13
Fax: + 49 89 14 89-9 50 62

Claudia Heinle
Investor Relations
Tel.: + 49 89 14 89-39 11
Fax: + 49 89 14 89-9 93 54

Cautionary note regarding forward-looking statements
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, competition from other companies in MTU Aero Engines' industry and MTU Aero Engines' ability to retain or increase its market share, the cyclicality of the airline industry, risks related to MTU Aero Engines' participation in consortia and risk and revenue sharing agreements for new aero engine programs, risks associated with the capital markets, currency exchange rate fluctuations, regulations affecting MTU Aero Engines' business and MTU Aero Engines' ability to respond to changes in the regulatory environment, and other factors. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. MTU Aero Engines assumes no obligation to update any forward-looking statement.

END